UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 7, 2018

MB FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-36599	36-4460265
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

800 West Madison Street, Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (888) 422-6562

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒                   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

Settlement of Certain Litigation Relating to the Merger

On or about August 13, 2018, a purported individual stockholder of MB Financial, Inc. (“MB Financial”) filed a lawsuit in the U.S. District Court for the District of Maryland (the “Court”), under the caption Parshall v. MB Financial, Inc., et. al., Case No. 1:18-cv-02474 (the “Action”).  The complaint, which was filed as a putative class action on behalf of the individual plaintiff and the public stockholders of MB Financial, alleges that the proxy statement/prospectus (the “Proxy Statement/Prospectus”) forming a part of Form S-4 Registration Statement filed by Fifth Third Bancorp (“Fifth Third”) in connection with the proposed merger of MB Financial and Fifth Third does not contain certain information alleged to be material to the stockholders of MB Financial concerning the proposed merger.  The complaint asserts claims against MB Financial, the members of its board of directors, and Fifth Third under federal securities laws for distributing the Proxy Statement/Prospectus with allegedly false or misleading statements or omissions. The complaint seeks, among other things, injunctive relief against consummation of the merger and additional, allegedly corrective disclosures as well as attorneys’ and expert fees.

Solely to avoid the costs, risks, nuisance and uncertainties inherent in litigation and to allow MB Financial stockholders to vote on the proposals required in connection with the proposed merger with Fifth Third at the special meeting of MB Financial stockholders to be held on September 18, 2018 (the “Special Meeting”), MB Financial hereby supplements the disclosures contained in the Proxy Statement/Prospectus (the “Additional Disclosures”).  The Additional Disclosures are set forth below and should be read in conjunction with the Proxy Statement/Prospectus.

In light of the Additional Disclosures, plaintiff has agreed to dismiss the Action with prejudice as to his individual claims and without prejudice to the claims of the members of the putative class.  In dismissing the Action, plaintiff has reserved the right to seek an award of attorneys’ fees from the Court.

The agreement to make the Additional Disclosures will not affect the merger consideration to be paid to MB Financial stockholders or the timing of the Special Meeting.

MB Financial and the other defendants, including Fifth Third, vigorously deny that the Proxy Statement/Prospectus is deficient in any respect and that the Additional Disclosures are material or required.  MB Financial and Fifth Third believe that the claims asserted in the Action are without merit, and that the Additional Disclosures do not provide information required by the federal securities laws or that is material to the decision of the MB Financial stockholders as to how to vote their shares at the Special Meeting.  As noted above, the Additional Disclosures are being made solely to eliminate the burden, expense, and nuisance of further litigation, and to avoid any possible delay to the closing of the merger that might arise from further litigation.  Nothing in this document shall be deemed an admission of the legal necessity or materiality under any applicable laws for any of the disclosures set forth herein.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The following information supplements the Proxy Statement/Prospectus and should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus, and terms used below have the meanings set forth in the Proxy Statement/Prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, MB Financial and Fifth Third make the following Additional Disclosures:

Opinion of MB Financial’s Financial Advisor

The disclosure under the heading “THE MERGER—Opinion of MB Financial’s Financial Advisor—Comparable Company Analyses” is hereby supplemented by replacing the table on page 64 (captioned “MB Financial Comparable Company Analysis”) with the following table.  The information in the following table was developed from publicly available sources.

Financial Data as of or for the Period Ending March 31, 2018
Pricing Data as of May 18, 2018
			Balance Sheet			Capital Position			LTM Profitability				Valuation
													Price/
					NPAs²/			Total			Net		Tang.		2018Y	2019Y	Current
			Total	Loans/	Total	TCE/	CET 1	RBC			Interest	Effic.	Book	MRQ	Est.	Est.	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	ROAA	ROATCE	Margin	Ratio	Value	Annl.	EPS	EPS	Yield	Value
Company	City, State	Ticker	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($mm)
Commerce Bancshares, Inc.	Kansas City, MO	CBSH	24,611	67.6	0.05	9.9	13.3	14.9	1.41	14.1	3.25	59.9	285	17.6	17.9	17.2	1.5	6,885
Texas Capital Bancshares, Inc.	Dallas, TX	TCBI	24,449	108.9	0.54	8.6	8.8	11.9	0.97	10.9	3.56	53.3	234	18.0	16.0	14.4	0.0	4,923
PacWest Bancorp	Beverly Hills, CA	PACW	24,149	91.0	0.38	10.4	11.2	14.1	1.71	17.0	5.09	41.8	303	14.5	14.7	13.6	4.5	6,742
TCF Financial Corporation [4]	Wayzata, MN	TCF	23,385	103.7	0.66	9.4	10.6	13.3	1.37	14.7	4.57	67.7	200	16.5	14.3	13.6	2.3	4,329
Pinnacle Financial Partners, Inc.	Nashville, TN	PNFP	22,935	98.9	0.41	9.0	9.2	12.1	1.11	14.1	3.70	46.0	275	15.4	14.1	12.9	0.8	5,182
Prosperity Bancshares, Inc.	Houston, TX	PB	22,472	57.6	0.15	9.4	15.3	16.0	1.24	15.2	3.18	41.5	267	17.3	16.0	14.7	1.9	5,179
Bank of the Ozarks	Little Rock, AR	OZRK	22,039	93.1	0.16	13.2	11.4	13.1	2.20	17.6	4.80	34.6	221	13.8	13.2	11.3	1.6	6,235
UMB Financial Corporation	Kansas City, MO	UMBF	20,988	66.6	0.33	9.5	13.4	14.5	1.27	13.8	3.15	68.3	200	17.3	16.7	15.6	1.5	3,938
Western Alliance Bancorporation	Phoenix, AZ	WAL	20,761	89.7	0.33	9.7	10.5	13.2	1.80	19.1	4.64	41.1	326	16.0	15.1	13.4	0.0	6,503
Fulton Financial Corporation	Lancaster, PA	FULT	19,949	101.4	0.67	8.8	10.6	13.2	0.90	10.6	3.30	67.9	178	15.4	14.0	12.8	2.8	3,041
Chemical Financial Corporation	Midland, MI	CHFC	19,756	101.8	0.35	8.3	10.4	11.2	0.91	11.9	3.50	51.0	258	14.4	14.3	12.8	2.0	3,993
United Bankshares, Inc.	Charleston, WV	UBSI	18,620	95.2	0.84	10.1	12.4	14.6	0.93	10.2	3.61	47.4	218	15.2	14.7	14.0	3.8	3,775
Old National Bancorp	Evansville, IN	ONB	17,496	87.9	0.77	7.8	10.7	11.7	0.67	9.3	3.47	63.6	209	14.4	13.9	12.5	2.9	2,716
BancorpSouth Bank	Tupelo, MS	BXS	17,186	88.5	0.43	8.7	11.3	12.2	1.10	12.1	3.59	66.1	235	15.7	15.1	13.9	1.6	3,388
Cathay General Bancorp ³	Los Angeles, CA	CATY	15,882	100.0	0.37	10.5	12.5	14.4	1.26	11.6	3.70	44.0	212	13.5	12.9	12.3	2.3	3,415
Washington Federal, Inc.	Seattle, WA	WAFD	15,633	101.9	0.45	10.9	15.7	17.0	1.25	11.3	3.22	48.6	163	14.1	13.6	12.4	2.1	2,720
Simmons First National Corporation [4]	Pine Bluff, AR	SFNC	15,597	94.3	0.69	7.9	9.9	14.1	1.04	13.8	4.10	56.1	246	14.1	13.2	12.2	1.9	2,869
		High	24,611	108.9	0.84	13.2	15.7	17.0	2.20	19.1	5.09	68.3	326	18.0	17.9	17.2	4.5	6,885
		Low	15,597	57.6	0.05	7.8	8.8	11.2	0.67	9.3	3.15	34.6	163	13.5	12.9	11.3	0.0	2,716
		Mean	20,348	91.1	0.45	9.5	11.6	13.6	1.24	13.4	3.79	52.9	237	15.5	14.7	13.5	2.0	4,461
		Median	20,761	94.3	0.41	9.4	11.2	13.3	1.24	13.8	3.59	51.0	234	15.4	14.3	13.4	1.9	3,993
MB FINANCIAL 1 5			20,168	93.1	0.35	8.8	9.5	13.6	1.54	20.8	3.72	63.9	218	17.1[6]	15.5	13.2	2.2	3,670

1)              Most recent quarter (“MRQ”) Annualized Earnings Per Share for MB Financial were based on diluted operating earnings per common share for the first quarter of 2018, as reported by MB Financial, annualized.

2)              Excludes restructured loans

3)              Tangible Common Equity / Tangible Assets ratio and LTM Return on Average Tangible Common Equity (“ROATCE”) was based on prior quarter data in the case of Cathay General Bancorp.

4)              LTM ROATCE is sourced from regulatory filings.

5)              Per company filings; LTM Return on Average Assets (“ROAA”) and ROATCE normalized for impact of tax-reform of 1.00% and 13.5%, respectively.

6)              1Q’18 diluted operating earnings per common share as reported by the company annualized ($0.64 x 4).

Note: Peer group includes banks headquartered in the US Continental 48 states, trading on major exchanges with assets between $15bn and $25bn; excludes merger targets

Source: S&P Global Market Intelligence; Earnings multiples based on CapIQ mean estimates

The disclosure under the heading “THE MERGER—Opinion of MB Financial’s Financial Advisor—Comparable Company Analyses” is hereby further supplemented by replacing the table on page 65 (captioned “Fifth Third Comparable Company Analysis”) with the following table.  The information in the following table was developed from publicly available sources.

Financial Data as of or for the Period
Ending March 31, 2018

Pricing Data as of May 18, 2018

			Balance Sheet			Capital Position			LTM Profitability				Valuation
													Price/
					NPAs²/			Total			Net		Tang.		2018Y	2019Y	Current
			Total	Loans/	Total	TCE/	CET 1	RBC			Interest	Effic.	Book	MRQ	Est.	Est.	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	ROAA	ROATCE	Margin	Ratio	Value	Annl.	EPS	EPS	Yield	Value
Company	City, State	Ticker	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($mm)
U.S. Bancorp	Minneapolis, MN	USB	460,119	80.5	0.26	7.5	9.0	12.5	1.43	18.7	3.11	55.1	247	13.2	12.5	11.6	2.4	83,026
PNC Financial Services Group, Inc. ³	Pittsburgh, PA	PNC	379,161	83.7	0.53	9.0	9.6	12.8	1.48	16.2	2.90	59.5	208	15.3	14.1	12.8	2.0	69,843
BB&T Corporation	Winston-Salem, NC	BBT	220,729	90.4	0.29	7.7	10.2	14.0	1.26	16.3	3.45	57.9	263	14.6	13.7	12.7	2.7	42,685
SunTrust Banks, Inc.	Atlanta, GA	STI	204,885	87.8	0.38	8.0	9.8	12.9	1.20	14.6	3.17	61.6	202	13.3	13.0	12.2	2.3	31,911
Citizens Financial Group, Inc. ³	Providence, RI	CFG	153,453	96.3	0.59	8.8	11.2	13.9	1.14	13.2	3.09	60.1	153	13.3	12.2	11.0	2.1	20,145
KeyCorp ³	Cleveland, OH	KEY	137,049	84.1	0.42	8.2	10.0	12.7	1.03	12.6	3.18	62.4	196	13.3	11.9	10.8	2.4	21,499
Regions Financial Corporation ³	Birmingham, AL	RF	122,913	82.3	0.55	8.5	11.1	13.7	1.11	12.7	3.37	60.7	213	13.7	13.6	12.5	1.9	21,486
M&T Bank Corporation	Buffalo, NY	MTB	118,623	95.9	0.81	8.6	10.6	14.4	1.18	13.1	3.56	57.1	271	20.4	14.6	13.6	1.6	26,408
Huntington Bancshares Inc.	Columbus, OH	HBAN	104,246	89.5	0.37	7.6	10.5	14.0	1.28	17.4	3.30	56.7	212	13.5	12.5	11.3	2.9	16,659
First Republic Bank	San Francisco, CA	FRC	90,224	91.5	0.05	7.5	10.5	13.7	0.94	11.7	3.09	58.5	236	21.7	20.3	17.8	0.7	15,879
		High	460,119	96.3	0.81	9.0	11.2	14.4	1.48	18.7	3.56	62.4	271	21.7	20.3	17.8	2.9	83,026
		Low	90,224	80.5	0.05	7.5	9.0	12.5	0.94	11.7	2.90	55.1	153	13.2	11.9	10.8	0.7	15,879
		Mean	199,140	88.2	0.42	8.1	10.3	13.5	1.21	14.6	3.22	59.0	220	15.2	13.8	12.6	2.1	34,954
		Median	145,251	88.7	0.40	8.1	10.4	13.7	1.19	13.9	3.18	59.0	213	13.6	13.3	12.4	2.2	23,953
FIFTH THIRD ¹			141,500	87.2	0.37	8.9	10.8	15.3	1.84	20.0	3.07	55.4	186	14.7[4]	13.6	12.4	1.9	23,005

1)              Per Fifth Third’s public filings, core LTM ROAA, core LTM ROATCE and core LTM efficiency ratio were 1.11%, 11.7% and 63.7%, respectively. MRQ Annualized Earnings Per Share for Fifth Third were based on core diluted earnings per share for the first quarter of 2018, as reported by Fifth Third, annualized.

2)              Excludes restructured loans.

3)     LTM ROATCE was sourced from regulatory filings in the case of PNC Financial Services Group, Inc., Citizens Financial Group, Inc., KeyCorp and Regions Financial Corporation.

4)              Core 1Q18 diluted earnings per share annualized as reported by the company ($0.57 x 4).

Note: Peer group includes US banks with assets $75 billion - $500 billion, excludes Northern Trust Corporation, State Street Corporation, The Bank of New York Mellon Corporation and Capital One Financial Corporation

Source: S&P Global Market Intelligence

The disclosure under the heading “THE MERGER—Opinion of MB Financial’s Financial Advisor—Analysis of Precedent Transactions” is hereby supplemented by replacing the table on page 66 of the Proxy Statement/Prospectus with the following table.  The information in the following table was developed from publicly available sources.

			Transaction Information									Seller Information
				Price/			Core	1-Day		Reported
			Deal	LTM	FY1		Deposit	Market	Cost	TBV		Total	TCE/	LTM	Res./	NPAs/
		Annc.	Value	Earnings²	EPS	TBV	Premium³	Premium[4]	Savings	Earnback		Assets	TA	ROAA	Loans	Assets[5]
Acquiror	Target	Date	($mm)	(x)	(x)	(%)	(%)	(%)	(%)	(%)		($mm)	(%)	(%)	(%)	(%)
First Horizon National Corp.	Capital Bank Finl Corp	05/04/17	2,190	28.2	21.3	203	16.8	(2.9)	30.0	4.9		10,098	10.6	0.81	0.58	0.78
Sterling Bancorp	Astoria Financial Corp.	03/07/17	2,230	35.4	NM	159	9.9	18.6	35.0	0.0	[7]	14,559	9.7	0.48	0.83	1.70
Canadian Imperial Bank of Comm[10]	PrivateBancorp Inc.	06/29/16	4,918	23.5	19.8	265	22.1	NM	7.5	NA		20,054	9.1	1.13	1.26	0.80
Huntington Bancshares Inc.	FirstMerit Corp.	01/26/16	3,371	15.1	14.0	164	6.9	31.0	40.0	5.5		25,525	8.2	0.91	0.96	0.84
KeyCorp	First Niagara Finl Group	10/30/15	4,007	19.3	19.0	168	6.7	9.8	40.0	10.0		39,413	6.3	0.62	1.01	0.74
BB&T Corp.	National Penn Bancshares Inc.	08/17/15	1,816	17.7	16.8	219	15.5	18.2	30.0	5.0		9,604	8.9	1.12	1.37	0.54
Royal Bank of Canada	City National Corp.	01/22/15	5,373	21.3	21.0	239	12.3	26.0	7.8	NA		35,576	6.2	0.81	1.41	0.18
BB&T Corp.	Susquehanna Bancshares Inc.	11/12/14	2,507	16.6	17.4	172	9.0	38.9	32.0	5.0	[6]	18,583	8.4	0.84	1.02	0.87
First Citizens BancShares Inc.	First Citizens Bancorp.	06/10/14	645	14.2	-	118	1.5	40.4	20.0	1.0		8,532	6.9	0.57	1.17	1.62
Umpqua Holdings Corp.	Sterling Financial Corp.	09/11/13	1,995	19.1	19.4	167	NA	13.9	30.0	2.5		9,940	11.7	1.08	1.94	1.70
PacWest Bancorp	CapitalSource Inc.	07/22/13	2,382	NM	19.1	169	35.4	20.1	23.0	0.0	[7]	8,483	16.2	NM	1.91	2.11
FirstMerit Corp.	Citizens Republic Bancorp Inc.	09/13/12	943	NM	NM	130	3.3	17.1	22.0	2.5		9,670	7.7	NM	2.46	1.16
		High	5,373	35.4	21.3	271	35.4	40.4	45.0	10.0		39,413	16.2	1.54	2.46	2.11
		Low	645	14.2	14.0	118	1.5	(2.9)	7.5	1.0		8,483	6.2	0.48	0.58	0.18
		Mean	2,844	20.5	18.7	188	12.6	21.3	27.9	4.8		17,708	9.1	0.90	1.31	1.04
		Median	2,382	19.1	19.2	169	9.9	19.4	30.0	5.0		14,559	8.8	0.84	1.17	0.84
FIFTH THIRD ¹	MB FINANCIAL - Consensus Analyst Estimates [8]		4,653	21.2[9]	19.2	271	22.4	24.2	45.0	7.0		20,168	8.8	1.54	1.12	0.50

1)              Indicated transaction metrics for the merger were based on the implied purchase price per share of $54.20, diluted operating earnings per common share for the first quarter of 2018, as reported by MB Financial, annualized for 2018, the publicly available median consensus analyst 2018 earnings per share estimate for MB Financial, financial information for MB Financial as of or for the quarter ended March 31, 2018 and the closing price of MB Financial common stock on May 18, 2018.

2)              Excluded the multiples of the PacWest Bancorp/CapitalSource Inc. and FirstMerit Corp./Citizens Republic Bancorp Inc. transactions as not meaningful.

3)              Excluded the multiples of the Sterling Bancorp/Astoria Financial Corp. and FirstMerit Corp./Citizens Republic Bancorp Inc. transactions as not meaningful.

4)              Excluded the premium of the Canadian Imperial Bank of Commerce/PrivateBancorp Inc. transaction as not meaningful.

5)              Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases, and foreclosed or repossessed assets.

6)              Management cited tangible book value (“TBV”) dilution of ‘a little bit less than five years’ on the transaction conference call assuming 100% stock consideration. The actual consideration was 70%/30% (stock/cash) making the actual TBV dilution earnback period greater than 5 years.

7)              Immediately accretive to TBV, not included in the mean/median calculation.

8)              Fifth Third/MB Financial transaction multiples based on financial data as of March 31, 2018, market data as of May 18, 2018 and median consensus analyst estimates.

9)              1Q’18 Diluted operating earnings per common share as reported by the company annualized ($0.64 x 4).

10)        CIBC initially announced the acquisition of PrivateBancorp on June 29, 2016 with a 26% market premium.  A revised offer was made on May 4, 2017 with a 5% market premium.

SOURCE: S&P Global Market Intelligence

The disclosure under the heading “THE MERGER—Opinion of MB Financial’s Financial Advisor—Sandler O’Neill’s Relationship” is hereby supplemented by adding the following sentence after the second sentence of the second paragraph under that heading on page 69 of the Proxy Statement/Prospectus:

“The aggregate fees paid to Sandler O’Neill in connection with these transactions totaled approximately $3.5 million.”

The disclosure under the heading “THE MERGER—Background of the Merger” is hereby supplemented by adding the following sentence at the end of the fifth paragraph on page 51 of the Proxy Statement/Prospectus:

“The non-disclosure agreement with Party A contains a mutual standstill provision that generally prohibits each party from taking certain actions, including making a merger or acquisition proposal with respect to the other party unless invited to do so by the other party; however, this provision does not restrict a party from making a confidential proposal to the board of directors of the other party regarding a proposed transaction.”

The disclosure under the heading “THE MERGER—Background of the Merger” is hereby supplemented by adding the following sentence at the end of the seventh full paragraph on page 52 of the Proxy Statement/Prospectus:

“The non-disclosure agreement with Party B contains a mutual standstill provision that generally prohibits each party from taking certain actions, including making a merger or acquisition proposal with respect to the other party unless invited to do so by the other party’s board of directors, and also prohibits a party from requesting that the other party amend, waive or terminate any of the standstill restrictions.  The standstill restrictions do not apply to a party making a cash tender offer or exchange offer for all of the outstanding stock of the other party after a third party has commenced, or announced an intention to commence, a cash tender offer or an exchange offer for the other party’s common stock at a lower price or announces an intention to commence a proxy contest in support of that third party’s proposal to acquire the other party pursuant to a merger or other transaction.”

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes the preliminary Proxy Statement of MB Financial, Inc. and a preliminary Prospectus of Fifth Third Bancorp. The registration statement, as amended, was declared effective by the SEC on August 3, 2018.  MB Financial, Inc. commenced the mailing of the definitive Proxy Statement/Prospectus to its stockholders on or about August 3, 2018. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED HEREBY, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the definitive Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the definitive Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC.

Date: September 7, 2018	By:	/s/ Randall T. Conte
Randall T. Conte
Vice President and Chief Financial Officer